UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

                                (AMENDMENT NO. 1)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b) *


                                 TRM Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    872636105
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                       (Continued on the Following Pages)

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Bruce Silver

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  37,790

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  37,790

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  37,790

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.27%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Silver Capital Management, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  37,790

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  37,790

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  37,790

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*           [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.27%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Silver Capital Fund, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  3,858

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  3,858

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  3,858

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*           [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.03%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Silver Capital Fund (Offshore) Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  18,612

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  18,612

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  18,612

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*           [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.13%

12.      TYPE OF REPORTING PERSON*

                  OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the "Common Stock") of the TRM Corporation (the "Issuer") beneficially owned by Bruce Silver, Silver Capital Management, LLC, Silver Capital Fund, LLC and Silver Capital Fund (Offshore) Ltd. (collectively, the "Reporting Persons") as of December 31, 2005 and amends and supplements the Schedule 13G dated September 6, 2005, (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.


ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          (i) Each of Mr. Silver and Silver Capital beneficially owns 37,790 shares of Common Stock.

          (ii)  The Domestic Fund beneficially owns 3,858 shares of Common
                Stock.

          (iii) The  Offshore  Fund  beneficially  owns 18,612  shares of Common
                Stock.

          (iv) Collectively, the Reporting Persons beneficially own 37,790 shares of Common Stock.

     (b)  Percent of Class:

          (i) Silver Capital and Mr. Silver's beneficial ownership of 37,790 shares of Common Stock represents 0.27% of all of the outstanding shares of Common Stock.

          (ii) The Domestic Fund's beneficial ownership of 3,858 shares of Common Stock represents 0.03% of all of the outstanding shares of Common Stock.

          (iii) The Offshore Fund's beneficial ownership of 18,612 shares of Common Stock represents 0.13% of all of the outstanding shares of Common Stock.

          (iv) Collectively, the Reporting Persons' beneficial ownership of 37,790 shares of Common Stock represents 0.27% of all of the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                Not applicable.

          (ii)  Shared  power to vote or to direct  the vote of shares of Common
                Stock:

                Silver Capital and Mr. Silver have shared power to vote or direct the vote of 37,790 shares of Common Stock.

                The Domestic Fund has shared power with Silver Capital and Mr. Silver to vote or direct the vote of the 3,858 shares of Common Stock held by the Domestic Fund.

                The Offshore Fund has shared power with Silver Capital and Mr. Silver to vote or direct the vote of the 18,612 shares of Common Stock held by the Offshore Fund.

          (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                Not applicable.

          (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                Silver Capital and Mr. Silver have shared power to dispose or direct the disposition of 37,790 shares of Common Stock.

                The Domestic Fund has shared power with Silver Capital and Mr. Silver to dispose or direct the disposition of the 3,858 shares of Common Stock held by the Domestic Fund.

                The Offshore Fund has shared power with Silver Capital and Mr. Silver to dispose or direct the disposition of the 18,612 shares of Common Stock held by the Offshore Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  February 13, 2005

                  SILVER CAPITAL MANAGEMENT, LLC

                  By: /s/ Bruce S. Silver
                      ---------------------------------
                          Bruce Silver, Managing Member


                  SILVER CAPITAL FUND, LLC
                  By: SILVER CAPITAL MANAGEMENT, LLC, as Attorney-in-Fact


                  By: /s/ Bruce S. Silver
                      ---------------------------------
                          Bruce Silver, Managing Member


                  SILVER CAPITAL FUND (OFFSHORE) LTD.


                  By: /s/ Bruce S. Silver
                      --------------------------
                          Bruce Silver, Director


                  /s/ Bruce S. Silver
                  -------------------
                      Bruce Silver